INTRENET, INC.
STATEMENT RE: COMPUTATION
OF PER SHARE EARNINGS


                                                              1997               1996               1995
Weighted average shares outstanding during period          13,476,861         13,258,351         13,197,728

Assumed exercise of options and warrants                      223,161            136,493            605,209

Shares assumed for fully diluted earnings per share        13,700,022         13,394,844         13,802,937

Earnings (loss) for the period:
    ($ in Thousands)
    Net earnings (loss)                                $        1,321      $      (3,475)     $        (212)

Earnings (loss) per common and common
      equivalent share:
      Basic:                                           $         0.10      $       (0.26)     $       (0.02)


      Diluted:                                         $         0.10      $       (0.26)     $       (0.02)


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